As filed with the Securities and Exchange Commission on July 20, 2004

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Dearborn Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Michigan (State or jurisdiction of incorporation or organization)	38-3073622 (I.R.S. Employer Identification No.)

1360 Porter Street
Dearborn, Michigan 48124-2823
(313) 565-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
MICHAEL J. ROSS, PRESIDENT
Dearborn Bancorp, Inc.
1360 Porter Street
Dearborn, Michigan 48124-2823
(313) 565-5700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

VERNE C. HAMPTON II Dickinson Wright PLLC 500 Woodward Avenue, Suite 4000 Detroit, Michigan 48226-3425	LIESL A. MALONEY Honigman Miller Schwartz and Cohn LLP 660 Woodward Avenue, Suite 2290 Detroit, Michigan 48226-3583

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box:☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☑ Registration No. 333-116857

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price	aggregate	Amount of
securities to be registered	Registered (1)	per share (2)	offering price (2)	registration fee
Common Stock	132,250 shares	$26.76	$3,539,010	$448.39

(1)	Includes 17,250 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low sales prices on July 19 2004, as reported on the Nasdaq Stock Market, of $27.00 and $26.51, respectively.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE PURSUANT TO GENERAL INSTRUCTION III OF FORM S-2
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Opinion of Dickinson Wright PLLC
Consent of Crowe Chizek and Company LLC

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE PURSUANT TO
GENERAL INSTRUCTION III OF FORM S-2

     In accordance with the provisions of General Instruction III of Form S-2, Dearborn Bancorp, Inc. is registering the additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, and incorporates by reference the contents of its Registration Statement on Form S-2, Registration No. 333-116857, as amended by Amendment No. 1 (the “Incorporated Registration Statement”). The Incorporated Registration Statement was declared effective by the Securities and Exchange Commission on Monday, July 19, 2004.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

     All Exhibits filed with the Incorporated Registration Statement are incorporated by reference into this Registration Statement, except the following, which are filed with this Registration Statement.

Exhibit No.	Description
5 23.1 23.2	Opinion of Dickinson Wright PLLC Consent of Crowe Chizek and Company LLC Consent of Dickinson Wright PLLC (included in opinion, filed as Exhibit 5 above)

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, State of Michigan, on July 20, 2004.

DEARBORN BANCORP, INC.
By:	/s/ Michael J. Ross
Michael J. Ross
President and Chief Executive Officer

     In accordance with requirements of the Securities Act of 1933, this Registration Statement or amendment thereto was signed by the following persons in the capacities indicated on July 20, 2004.

Signature	Title	Signatures	Title

/s/ Michael J. Ross Michael J. Ross	President, Chief Executive Officer and Director	/s/ Donald G. Karcher Donald G. Karcher	Director

/s/ Jeffrey L. Karafa Jeffrey L. Karafa	Vice President, Treasurer and Secretary (Principal Financial and Accounting Officer)	/s/ Bradley F. Keller Bradley F. Keller	Director

/s/ Margaret I. Campbell Margaret I. Campbell	Director	/s/ Jeffrey G. Longstreth Jeffrey G. Longstreth	Director

/s/ John E. Demmer John E. Demmer	Chairman of the Board and Director	/s/ Richard Nordstrom Richard Nordstrom	Director

/s/ William J. Demmer William J. Demmer	Director	/s/ Robert C. Schwyn Robert C. Schwyn	Director

/s/ Michael V. Dorian, Jr. Michael V. Dorian, Jr.	Director	/s/ Ronnie J. Story Ronnie J. Story	Director

/s/ David Himick David Himick	Director

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EXHIBIT INDEX

Exhibit Number	Exhibit
5.1	Opinion of Dickinson Wright PLLC regarding legality
23.1	Consent of Crowe Chizek and Company LLC
23.2	Consent of Dickinson Wright PLLC (included in Exhibit 5.1)

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